Exhibit (h)(xv)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 28th day of August, 2012, as amended and restated February 13, 2014, September 1, 2016, December 8, 2016, January 22, 2018, January 28, 2019 and January 28, 2020, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Absolute Return Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”);

WHEREAS, the Adviser previously amended and restated this agreement on February 13, 2014 to extend the termination date of this Agreement dated August 28, 2012 to August 31, 2017;

WHEREAS, effective September 1, 2016, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation level from 2.25% of the Fund’s average daily net assets to 2.15% of the Fund’s average daily net assets;

WHEREAS, effective December 8, 2016, the Adviser extended the term of this Agreement for an additional two year period ending August 31, 2019;

WHEREAS, effective January 22, 2018, the Adviser extended the term of this Agreement for an additional one year period ending August 31, 2020; and

WHEREAS, effective January 28, 2019, the Adviser desires to extend the term of this Agreement for an additional period ending January 31, 2021; and

WHEREAS, effective January 28, 2020, the Adviser desires to extend the term of this Agreement for an additional period ending January 31, 2022.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (exclusive of taxes, “Acquired Fund Fees and Expenses”, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) (a) 2.25%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through August 31, 2016; and (b) 2.15% of the Fund’s average daily net assets for the period from September 1, 2016 through January 31, 2022.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on January 31, 2022, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2020.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of Gotham Absolute Return Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President